DIRECT DIAL 650-470-3130 DIRECT FAX 650-798-6510 EMAIL ADDRESS MICHAEL.MIES@SKADDEN.COM	Skadden, Arps, Slate, Meagher & Flom llp 525 University Avenue Palo Alto, California 94301 ----------- TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com November 22, 2022

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U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Edwin Kim

Joshua Shainess

Division of Corporation Finance

Office of Technology

Re:	KINS Technology Group, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed November 8, 2022

File No. 001-39642

Ladies and Gentlemen:

This letter sets forth the response of KINS Technology Group, Inc. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated November 17, 2022, with respect to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The text of the Staff’s comment has been included in this letter for your convenience. We have also set forth the Company’s response immediately below the text of the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Proxy Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 22, 2022

Preliminary Proxy Statement on Schedule 14A filed November 8, 2022

1.	Staff’s Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company’s sponsor is a Delaware limited liability company and is not controlled by, and does not have substantial ties with, any non-U.S. person or entity. Accordingly, the Company does not intend to make any additional disclosures in future filings.

2.	Staff’s Comment: Given that the vast majority of Class A stockholders have already redeemed their shares, please disclose prominently, if true, that as a result of such redemptions and the existence of the Support Agreements, Class B stockholders have a sufficient percentage of votes to approve both the business combination and the request for an extension of the life of the SPAC pertaining to the proposals within this proxy statement.

Response: The Company acknowledges the Staff’s comment and intends to include in the definitive proxy statement the following disclosure in the stockholder letter, and on page 5, page 13, page 27, page 31 and page 32 in the paragraphs relating to the required vote:

“The Sponsor, in its capacity as a KINS stockholder, intends to vote the KINS Founder Shares owned by it in favor of each of the proposals. On June 10, 2022, in connection with the Company’s previous extension, 26,661,910 shares of Class A Common Stock (representing approximately 96.6% of the then outstanding Class A Common Stock) were tendered for redemption and redeemed, resulting in 938,080 shares of Class A Common Stock remaining. As a result, Sponsor’s 6,150,000 Founder Shares now represent approximately 78.46% of the total voting power of the Company. Accordingly, it is expected that the shares of KINS Common Stock held by Sponsor will be sufficient to establish quorum and to pass each of the Amendment Proposal, the Trust Extension Proposal and the Adjournment Proposal.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 22, 2022

Please contact me at (650) 470-3130 should you require further information.

Very truly yours,

/s/ Michael Mies

cc: Khurram P. Sheikh, CEO KINS Technology Group, Inc.